

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

Joanny Kwok
President and Chief Executive Officer
CFO Consultants, Inc.
Room 2102 F&G, Nan Fung Centre, 264-298 Castle Peak Rd.
Tsuen Wan, New Territories, Hong Kong

     Re: CFO Consultants, Inc.
            Preliminary Information Statement on Schedule 14C
            Filed December 30, 2010
            File No. 001-34712

Dear Ms. Kwok:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please note that we will not be in a position to clear your Information Statement on Schedule 14C until you have resolved all comments raised on the Form 10-K.

2. Please note that Item 1 of Schedule 14C incorporates the disclosure requirements of Schedule 14A, including Note A. We note you are increasing your authorized shares in order to complete your business combination. As such, please refer to Note A and revise include the information required by Item 14 of Schedule 14A or tell us why the referenced note is not applicable. If you determine that certain disclosure requirements of Item 14 are not applicable to the combination, please tell us the basis for such determination.

3.   We note you incorporate by reference your Form 8-K filed on October 22, 2010 and your Form 8-K/A filed on December 6, 2010. Please confirm that you will provide a copy of these documents to security holders with your Information Statement on Schedule 14C. Please refer to Item 13(b) of Schedule 14A.

4.   We note that you will be issuing shares to the Waibo shareholders as part of your exchange transaction. Please discuss your basis for not registering the issuance to the Waibo shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3386 with any questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Norwood Beveridge
        David Levine
        Daniel Reichman
        Loeb & Loeb
        Via *facsimile*: (212) 202-7829